Exhibit 99.1

PRESS RELEASE

WiLAN Reports 2016 Third Quarter Financial Results

OTTAWA, Canada – November 3, 2016 – WiLAN (TSX:WIN) (NASD:WILN) today reported financial results for the three- and nine-month periods ended September 30, 2016. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Q3 2016 Highlights

•	Revenues of $16.6 million
•	EBITDA* of $9.3 million, or $0.08 per basic share
•	GAAP net earnings of $0.7 million, or $0.01 per basic share
•	Cash balance of $103.2 million at September 30, 2016
•	Returned $2.3 million to shareholders in dividend payments and buyback purchases

Year-to-Date 2016 Highlights

•	Revenues of $62.7 million
•	EBITDA* of $36.2 million, or $0.30 per basic share
•	GAAP net earnings of $2.4 million, or $0.02 per basic share
•	Returned $7.6 million to shareholders in dividend payments and buyback purchases

“WiLAN delivered a solid bottom line with $9.3 million of EBITDA on revenues that were affected somewhat by the revenue variability inherent in our model,” said Jim Skippen, CEO of WiLAN. “During the quarter we made progress on both acquisitions and licensing although we did not close any licenses that boosted this quarter’s revenues materially.”

Added Skippen, “We could have closed one or more larger license opportunities that were in discussions.  This would have significantly boosted the quarter; however, in the long run we believed it was not in the best interests of WiLAN to do so because the amounts offered still did not reflect a fair value for the licenses.  With significant cash on our balance sheet, we can afford to wait to finalize licenses only when we believe they are at a fair value. These are not lost license opportunities; we simply believe they have been pushed out into future quarters. In the meantime, we continue to carefully manage our expense level, which is reflected in our high EBITDA margin and bottom-line profitability.”

Approval of Eligible Dividend

The Board of Directors declared an eligible quarterly dividend of CDN $0.0125 per common share to be paid on January 4, 2017, to shareholders of record on December 15, 2016.

Q3 and Year-to-Date 2016 Revenue Review

In the three month period ended September 30, 2016, WiLAN generated revenues of $16.6 million, compared with $21.4 million in the same period last year. In the nine month period ended September 30, 2016, WiLAN

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generated revenues of $62.7 million, compared with $76.8 million in the same period last year.

The difference in revenue for both periods is primarily attributable to a greater level of fixed payment license agreements signed during the three and nine month periods ended September 30, 2015, and in particular for the nine month period comparison, due to a large license agreement signed with Samsung in the second quarter of 2015.

Q3 and Year-to-Date 2016 Operating Expense Review

Cost of revenue expenses

In the three month period ended September 30, 2016, cost of revenue totaled $12.1 million compared with $16.7 million in the same period last year. In the nine month period ended September 30, 2016, cost of revenue totaled $46.3 million compared with $52.3 million in the same period last year.

The decrease in cost of revenue for the three month period ended September 30, 2016 is primarily related to lower amortization expense as several of the Company’s intangible assets have reached the end of their estimated life, and lower litigation expenses. The decrease in cost of revenue for the nine month period ended September 30, 2016, is primarily attributable to a decrease in litigation expense partially offset by an increase in patent maintenance, prosecution and evaluation costs, and contingent partner payments and legal fees. In general, patent licensing expenses are proportional to the breadth and depth of our licensing programs and should be expected to increase as we add programs to our business operations.

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Compensation and benefits	$1,787	$1,447	$5,953	$5,391
Litigation	741	1,727	2,229	11,112
Patent maintenance, prosecution, and evaluation	2,670	3,019	8,095	5,715
Contingent partner payments and legal fees	10	441	2,735	1,217
Amortization of patents	6,744	9,739	26,616	27,744
Stock-based compensation	29	128	164	366
Other	161	201	485	754
	$12,142	$16,702	$46,277	$52,299

In the three month period ended September 30, 2016, litigation expenses were $0.7 million compared with $1.7 million in the same period last year. In the nine month period ended September 30, 2016, litigation expenses were $2.2 million compared with $11.1 million in the same period last year. The decrease in litigation expense for the three and nine month periods ended September 30, 2016, is primarily due to an increase in shared risk fee arrangements with external legal counsel in comparison to the same periods last year. The contingent-fee arrangements with external legal counsel are part of WiLAN’s strategy to align incentives with its partners and to keep costs down.

Litigation expenses are expected to vary from period to period due to the level of litigation activities and shared

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risk fee arrangements in place at the time. The Company expects a decrease in litigation expenses in fiscal 2016 as a result of the expected level of litigation activities and corresponding contingent-fee arrangements.

In the three month period ended September 30, 2016, patent maintenance and prosecution expenses decreased over the same period last year. This decline is the result of focused efforts to drop non-core patents from the Company’s portfolio.  In the nine month period ended September 30, 2016, patent maintenance and prosecution expenses increased as a result of the higher number of patents and applications the Company maintained during that period. The Company is actively working to reduce the number of non-core patents in its portfolio through a combination of strategic sales, lifetime licenses and, in certain cases, the abandonment or dedication to the public of several patents and applications.

Marketing, general, and administration expenses (“MG&A”)

In the three month period ended September 30, 2016, MG&A expenses were $1.9 million, or 11% of revenue, compared with $1.4 million, or 6.5% of revenue, in the same period last year. In the nine month period ended September 30, 2016, MG&A expenses were $7.3 million, or 12% of revenue, compared with $5.9 million, or 8% of revenue, in the same period last year. These costs will vary from period to period depending on the activities and initiatives undertaken at that time.

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Compensation and benefits	$1,003	$815	$3,950	$2,764
Depreciation	101	104	314	330
Stock-based compensation	13	72	31	260
Public company costs	150	255	1,297	980
Facilities	165	138	482	439
Other	472	32	1,229	1,106
	$1,904	$1,416	$7,303	$5,879

Research and development expenses (“R&D”)

Restructuring activities, which commenced in October 2015, resulted in the elimination of WiLAN’s R&D activities and, therefore, the Company does not expect to incur any expenses related to R&D in 2016. The Company does not expect the elimination of its R&D activities to have a material impact, if any, on its business activities.

Foreign Exchange

In the three month period ended September 30, 2016, WiLAN incurred an unrealized foreign exchange loss of $0.1 million compared with a loss of $0.6 million in the same period last year. In the nine month period ended September 30, 2016, the Company incurred an unrealized foreign exchange gain of $0.2 million compared with a loss of $(2.9) million in the same period last year.

Unrealized foreign exchange gains and losses result from the translation of monetary accounts, primarily cash and cash equivalents, short-term investments, dividends, and accounts payable, denominated in Canadian

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dollars to U.S. dollars.

EBITDA

In the three month period ended September 30, 2016, WiLAN generated EBITDA of $9.3 million, or $0.08 per basic share, compared with $12.0 million, or $0.10 per basic share, in the same period last year. In the nine month period ended September 30, 2016, WiLAN generated EBITDA of $36.2 million, or $0.30 per basic share, compared with $41.8 million, or $0.35 per basic share, in the same period last year.

Net Earnings

In the three month period ended September 30, 2016, WiLAN’s GAAP net income was $0.7 million, or $0.01 per basic share, compared with GAAP earnings of $0.8 million, or $0.01 per basic share, in the same period last year. In the nine month period ended September 30, 2016, WiLAN’s GAAP earnings were $2.4 million, or $0.02 per basic share, compared with GAAP earnings of $7.0 million, or $0.06 per basic share, in the same period last year.

Q3 2016 Balance Sheet and Cash Flow Review

At September 30, 2016, the Company’s cash, which is comprised of cash and cash equivalents and short-term investments, totaled $103.2 million, representing an increase of $8.6 million from the position at December 31, 2015. This increase is primarily attributable to $29.3 million of cash generated from operations, which was partially offset by the payment of dividends totaling $3.4 million, the repurchase of common shares under a normal course issuer bid totaling $4.2 million and patent acquisitions totaling $13.3 million. The patent acquisition total includes payments of $4.2 million for the repayment of patent finance obligations for patents acquired in 2013 and payments of $9.2 million for patents acquired in 2015 and 2016.

Fiscal 2016 Financial Guidance

Cash operating expenses for the fourth quarter 2016 are expected to be in the range of $8.3 million to $10.8 million, of which $1.5 million to $3.1 million is expected to be litigation expense. These expenses exclude any contingent partner payments and contingent legal fees.

Conference Call Information – November 3, 2016 – 10:00 AM ET

WiLAN will conduct a conference call to discuss its financial results today at 10:00 AM Eastern Time. WiLAN CEO, Jim Skippen and CFO, Shaun McEwan will host the call.

Webcast

A live audio webcast will be available at: http://www.gowebcasting.com/8115

Dial-in

•	To access the call from Canada and U.S., dial 1.866.822.1668 (Toll Free)
•	To access the call from other locations, dial 1.647.427.2297 (International)

Replay Information

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A replay of the call will be available at: http://www.gowebcasting.com/8115

A replay will also be accessible by telephone until 11:59 PM ET on November 17, 2016.

•	Replay Number: 1.855.859.2056 (Toll Free) or 1.404.537.3406 (International)
•	Conference ID #: 99230198

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies. Founded in 1992, WiLAN is listed on the TSX and NASDAQ. For more information: www.wilan.com.

Non-GAAP Disclosure*

WiLAN follows U.S.GAAP in preparing its interim and annual financial statements. We use the term “EBITDA” to reference Earnings Before Interest, Taxes, Depreciation and Amortization. EBITDA are earnings from continuing operations before interest income, interest expense, depreciation expense, amortization expense, and the provision for (recovery of) income taxes as disclosed in the reconciliation of GAAP net earnings to EBITDA included in this press release. We report EBITDA in the belief that it may be useful for certain investors and readers of the financial statements as a measure of our performance. EBITDA is not a measure of financial performance under U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. EBITDA should not be interpreted as an alternative to net earnings and cash flows from operations as determined in accordance with U.S. GAAP or as a measure of liquidity.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. The phrases  “reflect the scalability and profitability in our model and its ability to deliver results over the long-term”, “should be expected to increase”, “we expect a decrease”, “the Company is actively working to reduce”, “we do not expect”, “are expected to be”, “is expected to be” and similar terms and phrases are intended to identify these forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s February 8, 2016 annual information form for the year ended December 31, 2015 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Financial guidance is provided to assist investors and other interested parties in understanding WiLAN’s performance. The reader is cautioned that using this information for any other purpose may be inappropriate.

The above targets reflect our current business indicators and expectations and are subject to fluctuations in foreign currency exchange rates. Due to their nature, certain expense items, such as new litigation actions, contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed in any particular quarter, losses on asset impairments or realized foreign exchange losses cannot be accurately forecast. Accordingly, we exclude forecasts of such items from our guidance. Actual expenses incurred may exceed the expense guidance provided due, in part, to contingent payments to licensing partners and litigation counsel that may be required from certain licenses signed during the quarter.

Actual results may vary materially from the guidance provided as a consequence of the above noted factors.

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All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact:

Shaun McEwan

Chief Financial Officer

O: 613.688.4898

C: 613.697.7159

E: smcewan@wilan.com

Dave Mason

Investor Relations

T: 613.688.1693

E: dave.mason@loderockadvisors.com

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Wi-LAN Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

(in thousands of United States dollars, except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015

Revenue	$16,569	$21,438	$62,690	$76,838

Operating expenses
Cost of revenue	12,142	16,702	46,277	52,299
Research and development	-	586	-	2,018
Marketing, general and administration	1,904	1,416	7,303	5,879
Foreign exchange (gain) loss	78	600	(199)	2,894
Total operating expenses	14,124	19,304	53,381	63,090
Earnings from operations	2,445	2,134	9,309	13,748
Interest income	138	90	376	331
Earnings before income taxes	2,583	2,224	9,685	14,079

Provision for income tax expense
Current	1,028	839	4,888	2,873
Deferred	898	556	2,372	4,177
	1,926	1,395	7,260	7,050
Net and comprehensive earnings	$657	$829	$2,425	$7,029

Earnings per share
Basic	$0.01	$0.01	$0.02	$0.06
Diluted	$0.01	$0.01	$0.02	$0.06

Weighted average number of common shares
Basic	118,912,606	120,790,348	119,500,216	120,678,490
Diluted	118,912,606	120,790,986	119,500,216	120,698,225

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Wi-LAN Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands of United States dollars)

As at	September 30, 2016	December 31, 2015
Current assets
Cash and cash equivalents	$102,034	$93,431
Short-term investments	1,182	1,120
Accounts receivable	6,922	8,436
Prepaid expenses and deposits	1,073	1,607
	111,211	104,594

Loan receivable	1,691	1,497
Furniture and equipment, net	1,332	1,614
Patents and other intangibles, net	129,318	155,213
Deferred tax asset	15,303	17,677
Goodwill	12,623	12,623
	$271,478	$293,218

Current liabilities
Accounts payable and accrued liabilities	$10,434	$23,205
Current portion of patent finance obligation	8,290	8,085
	18,724	31,290

Patent finance obligation	16,097	19,895
Success fee obligation	94	655
	34,915	51,840

Shareholders' equity
Capital stock	419,448	427,781
Additional paid-in capital	21,016	16,549
Accumulated other comprehensive income	16,225	16,225
Deficit	(220,126)	(219,177)
	236,563	241,378
	$271,478	$293,218

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Wi-LAN Inc.

Condensed Consolidated Statements of Cash Flow

(Unaudited)

(in thousands of United States dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Cash generated from (used in)
Operations
Net earnings (loss)	$657	$829	$2,425	$7,029
Non-cash items
Stock-based compensation	42	220	197	702
Depreciation and amortization	6,846	9,848	26,933	28,078
Foreign exchange (gain) loss	53	480	(337)	1,153
Disposal of assets	-	-	13	-
Deferred income tax expense (recovery)	898	556	2,372	4,177
Accrued investment income	(66)	(55)	(194)	(165)
Change in non-cash working capital balances
Accounts receivable	690	12,179	1,514	(2,036)
Prepaid expenses and deposits	394	534	534	(439)
Payments associated with success fee obligation	(480)	(854)	(2,211)	(2,999)
Accounts payable and accrued liabilities	(2,834)	(433)	(1,982)	(2,644)
Cash generated from operations	6,200	23,304	29,264	32,856
Financing
Dividends paid	(1,153)	(5,077)	(3,395)	(15,265)
Common shares repurchased under normal course issuer bid	(1,101)	-	(4,225)	(329)
Common shares issued for cash on the exercise of options	-	-	11	1,269
Common shares issued for cash from Employee Share Purchase Plan	-	-	35	81
Cash used in financing	(2,254)	(5,077)	(7,574)	(14,244)
Investing
Purchase of furniture and equipment	(6)	(54)	(46)	(170)
Repayment of patent finance obligations	(1,389)	(3,531)	(4,166)	(14,594)
Purchase of patents	(3,000)	(32,603)	(9,150)	(34,703)
Cash used in investing	(4,395)	(36,188)	(13,362)	(49,467)
Foreign exchange gain (loss) on cash held in foreign currency	(35)	(400)	275	(978)

Net cash and cash equivalents generated (used) in the period	(484)	(18,361)	8,603	(31,833)
Cash and cash equivalents, beginning of period	102,518	112,839	93,431	126,311
Cash and cash equivalents, end of period	$102,034	$94,478	$102,034	$94,478

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Wi-LAN Inc.

Condensed Consolidated Statement of Shareholders’ Equity

(Unaudited)

(in thousands of United States dollars)

	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity

Balance - December 31, 2014	$426,037	$16,375	$16,225	$(212,880)	$245,757

Comprehensive earnings:
Net earnings	-	-	-	7,029	7,029
Shares and options issued:				.
Stock-based compensation expense	-	702	-	-	702
Exercise of stock options	2,056	(787)	-	-	1,269
Sale of shares under Employee Share Purchase Plan	81	-	-	-	81
Shares repurchased under normal course issuer bid	(443)	114	-	-	(329)
Dividends declared	-	-	-	(15,178)	(15,178)
Balance - September 30, 2015	$427,731	$16,404	$16,225	$(221,029)	$239,331

Balance - December 31, 2015	$427,781	$16,549	$16,225	$(219,177)	$241,378

Comprehensive earnings:
Net earnings	-	-	-	2,425	2,425
Shares and options issued:
Stock-based compensation expense	-	197	-	-	197
Conversion of deferred stock units to common shares	116	-	-	-	116
Exercise of options	17	(6)	-	-	11
Sale of shares under Employee Share Purchase Plan	35	-	-	-	35
Shares repurchased under normal course issuer bid	(8,501)	4,276	-	-	(4,225)
Dividends declared	-	-	-	(3,374)	(3,374)
Balance - September 30, 2016	$419,448	$21,016	$16,225	$(220,126)	$236,563

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Wi-LAN Inc.

Reconciliation of GAAP Net Earnings to EBITDA

(in thousands of United States dollars, except share and per share amounts)

	Three months ended		Nine months ended
	September 30, 2016	September 30, 2015	September 30, 2016	September 30, 2015
Net earnings under GAAP	$657	$829	$2,425	$7,029

Adjusted for:
Interest income	(138)	(90)	(376)	(331)
Depreciation and amortization	6,846	9,848	26,932	28,078
Income tax expense	1,926	1,395	7,260	7,050
EBITDA	$9,291	$11,982	$36,241	$41,826

Weighted average number of common shares (1)
Basic	118,912,606	120,790,348	119,500,216	120,678,490

Earnings per basic share under GAAP	$0.01	$0.01	$0.02	$0.06

Adjusted for:
Interest income	(0.00)	(0.00)	(0.00)	(0.00)
Depreciation and amortization	0.06	0.08	0.23	0.23
Income tax expense	0.02	0.01	0.06	0.06
EBITDA per basic share	$0.08	$0.10	$0.30	$0.35

1. Weighted average number of commons shares used in the calculation of EBITDA per basic share and earnings per basic share under GAAP.

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